Exhibit 99.5

FOR IMMEDIATE RELEASE:                        CONTACT: Kym Cheseldine
December 15, 1998                                      Frederick Brewing Co.
                                                       301-694-7899

                                                       I. Miller/L. Fortune
                                                       I.W. Miller Group
                                                       949-833-9001


                          Shareholder Meeting Date Set
      Vote to Approve Reverse Stock Split Scheduled for February, 25, 1999

FREDERICK, MD -- Frederick Brewing Co. (NASDAQ: BLUE) has scheduled a special meeting of shareholders to be held at the Company's brewery in Frederick, Maryland at 10:00 a.m., Thursday, February 25, 1999.

In response to a September 15, 1998 notification from NASDAQ that the Company's shares would be de-listed from the exchange unless the closing bid price reached $1 per share for 10 consecutive trading days by December 14, 1998, Frederick Brewing Co. shareholders will be asked to vote to approve a 1:5 reverse split of its outstanding common stock. If approved, the reverse split will be effective as of the meeting date. Proxy materials are being prepared and, after approval by the Securities and Exchange Commission (SEC), will be distributed to all shareholders of record as of January 12, 1999.

Separately, Frederick Brewing Co. announced that it has replaced its former auditor and accountants and has retained BDO Seidman LLP, which will service that Company from its Washington, DC office. Neither the Company nor its former auditors, Pricewaterhouse Coopers LLP, expressed any disagreements of policy differences in the SEC filings announcing the change.

                                            # # #